SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F T Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the payment notice of the tenth installment of interests related to the Company‘s Fixed Rate Class I Notes in a principal amount of US$150,000,000, Due 2017.

IRSA Inversiones y Representaciones Sociedad Anónima Fixed Rate Class I Notes in a principal amount of US$ 150,000,000, Due 2017

The Company informs that on February 2, 2012 will start the payment of the tenth installment of interests related to the holders of the Fixed Rate Class I Notes issued on February 2, 2007.

Payment Agent: The Bank of New York.

Payment date: February 2, 2012.

Payment hours: From 9 am to 6 pm, Buenos Aires Time.

Installment number: Tenth installment of interests.

Period comprised by the payment: August 2, 2011/February 2, 2012.

Concept of payment: Interests (100%).

Payment currency: United States Dollars.

Capital Outstanding: US$ 150,000,000.

Annual Nominal Interest: 8.50%.

Amount of interests being paid: US$ 6,375,000.00.

Amortization coupon: Not applicable

Payment Agent in Argentina: Banco Santander Río S.A.

Payment address: Bartolomé Mitre 480, Floor 11, Buenos Aires, Argentina

The interests will be paid to those registered with the Register Agent as holder of the Fixed Rate Class I Notes, on January 18, 2012.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: /S/ Saúl Zang

Name: Saúl Zang

Title: Vice Chairman of the Board of Directors

Dated: February 08, 2012